David Lubin & Associates, PLLC
5 North Village Avenue, 2nd Floor
Rockville Center, NY 11570
Tel. (516) 887-8200
Fax (516) 887-8250

March 12, 2009

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Christopher Chase, Esq.

Re:	E Global Marketing, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed on February 17, 2009
File Number 333-156531

Dear Mr. Chase:

On behalf of E Global Marketing, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.2 to  Registration Statement on Form S-1 ("Amendment No.2”) in response to the Commission's comment letter, dated March 11, 2009.

In addition to Amendment No.1, the Company supplementally responds to the Commission's comments as follows:

Directors, Executive Officers, Promoters and Control Persons, Page 23

The Offering, Page 1

1.           Comment:    We note your response to comment four to our January 27, 2009 letter and you revised page 23 of your filing. Please revise the table on page 23 to include Mr. Giordano’s position as Chief Financial Officer. Please also revise Mr. Giordano’s biography on the website to include his business experience over the past five years, namely his role with Bio Fuel Oil, Inc. and CARECO Inc., so that it is consistent with the disclosure in your registration statement.

Response:     Amendment No. 2 has been revised in accordance with the Commission’s comments.

The Company respectfully submits via EDGAR the foregoing response to the Commission and Amendment No.2 to Registration Statement on Form S-1 as requested by the Commission.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Mr. Patrick Giordano